Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports First Quarter 2022 Results
Toronto, Ontario (April 27, 2022) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2022.
“Our first quarter production and costs were in line with guidance and with stronger results expected through the year, we remain well positioned to achieve our annual guidance. La Yaqui Grande remains on track for initial production in the third quarter and is expected to drive our production higher and costs significantly lower in the second half of the year,” said John A. McCluskey, President and Chief Executive Officer.
“We are also making good progress on our other growth initiatives, including at Island Gold where we achieved a key permitting milestone with approval of the Closure Plan Amendment. We officially broke ground on the Phase III expansion and are getting closer to completing an updated mine plan for the operation which we plan to release mid-year. Given the significant growth in high-grade Mineral Reserves and Resources since the completion of the Phase III study and opportunities to optimize the operation, we expect the updated mine plan will showcase a significantly more valuable operation. Both of these high-return projects support our strong outlook with growing production, declining costs and increasing profitability,” Mr. McCluskey added.

First Quarter 2022
•Produced 98,900 ounces of gold, in line with guidance for the first quarter. Consistent with guidance, gold production is expected to increase through the rest of the year reflecting higher grades at Island Gold in the second quarter and with La Yaqui Grande on track for initial production in the third quarter
•Young-Davidson averaged over 8,000 tonnes per day mined in the quarter, driving production of 51,900 ounces and mine-site free cash flow1 of $23.2 million
•Sold 98,466 ounces of gold at an average realized price of $1,874 per ounce for revenues of $184.5 million
•As previously guided, total cash costs1 of $992 per ounce, AISC1 of $1,360 per ounce and cost of sales of $1,376 per ounce were all above annual cost guidance. Costs are expected to decrease through the year driven by higher grades at Island Gold, and the start of low-cost production from La Yaqui Grande
•Realized adjusted net earnings1 for the quarter of $18.0 million, or $0.05 per share1. Adjusted net earnings includes adjustments for the non-cash, after tax impairment charge of $26.7 million triggered by the sale of the Esperanza Project, unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $5.8 million, and other losses totaling $5.6 million
•Reported a net loss of $8.5 million, or $0.02 per share
•Cash flow from operating activities was $46.5 million ($70.9 million, or $0.18 per share, before changes in working capital1)
•Free cash flow1 was negative in the quarter, primarily related to lower planned production from Mulatos as well as ongoing capital spending on the La Yaqui Grande project. The Company expects to transition to positive free cash flow in the second half of the year driven by lower capital spending and low-cost production from La Yaqui Grande
•Declared a quarterly dividend of $9.8 million, or $0.025 per share (annualized rate of $0.10)
•Ended the quarter with cash and cash equivalents of $124.2 million, equity securities of $21.6 million, and no debt

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Announced the sale of the non-core Esperanza Gold Project to Zacatecas Silver Corp. for total consideration of up to $60 million, with the transaction having closed in April 2022
•Reported year end 2021 Mineral Reserves of 10.3 million ounces of gold, a 4% increase from the end of 2020 with growth at all three operating mines more than offsetting mining depletion. This included a 5% increase in global Mineral Reserve Grades reflecting higher grade additions at Island Gold and Mulatos. Island Gold continues to grow with combined Mineral Reserves and Resources increasing 8% to 5.1 million ounces of gold, net of mining depletion, marking a key milestone for the operation and highlighting its significant upside potential
•Achieved a significant permitting milestone for the Phase III Expansion at Island Gold with the approval of the Closure Plan Amendment by the Ontario Government which allows for the commencement of construction activities. A groundbreaking ceremony was held on site on April 11, 2022, and was attended by Carol Hughes, Member of Parliament, Greg Rickford, Ontario Minister of Northern Development, Mines, Natural Resources and Forestry and Minister of Indigenous Affairs, Todd Smith, Ontario Minister of Energy, Michael Mantha, Member of Provincial Parliament, Beverly Nantel, Mayor of Dubreuilville, as well as other municipal government representatives, Indigenous partners, and other key stakeholders

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended March 31,
	2022	2021
Financial Results (in millions)
Operating revenues	$184.5	$227.4
Cost of sales (1)	$135.5	$139.3
(Loss) earnings from operations	($5.7)	$76.3
(Loss) earnings before income taxes	($14.3)	$75.1
Net (loss) earnings	($8.5)	$51.2
Adjusted net earnings (2)	$18.0	$49.1
Earnings before interest, depreciation and amortization (2)	$62.9	$119.6
Cash provided by operations before working capital and cash taxes(2)	$70.9	$119.6
Cash provided by operating activities	$46.5	$99.3
Capital expenditures (sustaining) (2)	$22.5	$23.6
Capital expenditures (growth) (2) (3) (5)	$58.7	$60.3
Capital expenditures (capitalized exploration) (4)	$6.1	$5.5
Free cash flow (2)	($40.8)	$9.9
Operating Results
Gold production (ounces)	98,900	125,800
Gold sales (ounces)	98,466	126,482
Per Ounce Data
Average realized gold price	$1,874	$1,798
Average spot gold price (London PM Fix)	$1,877	$1,794
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,376	$1,101
Total cash costs per ounce of gold sold (2)	$992	$757
All-in sustaining costs per ounce of gold sold (2)	$1,360	$1,030
Share Data
(Loss) earnings per share, basic and diluted	($0.02)	$0.13
Adjusted earnings per share, basic and diluted(2)	$0.05	$0.13
Weighted average common shares outstanding (basic) (000’s)	391,913	392,776
Financial Position (in millions)
Cash and cash equivalents(6)	$124.2	$172.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos.
(5)Includes capital advances of nil for the three months ended March 31, 2022 ($16.8 million for the three months ended March 31, 2021).
(6)Comparative cash and cash equivalents balance as at December 31, 2021.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended March 31,
	2022	2021
Gold production (ounces)
Young-Davidson	51,900	48,000
Island Gold	24,500	42,200
Mulatos	22,500	35,600
Gold sales (ounces)
Young-Davidson	51,525	48,022
Island Gold	23,368	39,882
Mulatos	23,573	38,578
Cost of sales (in millions)(1)
Young-Davidson	$64.6	$62.0
Island Gold	$24.2	$29.1
Mulatos	$46.7	$48.2
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,254	$1,491
Island Gold	$1,036	$801
Mulatos	$1,981	$1,249
Total cash costs per ounce of gold sold (2)
Young-Davidson	$840	$873
Island Gold	$745	$466
Mulatos	$1,570	$915
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,044	$1,075
Island Gold	$1,083	$732
Mulatos	$1,782	$1,039
Capital expenditures (sustaining, growth, capitalized exploration and capital advances) (in millions)(2)
Young-Davidson(4)	$22.7	$21.9
Island Gold (5)	$33.4	$27.4
Mulatos(6)	$26.0	$18.8
Other	$5.2	$4.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson $1.0 million for the three months ended March 31, 2022 ($1.0 million for the three months ended March 31, 2021).
(5)Includes capitalized exploration at Island Gold of $5.1 million for the three months ended March 31, 2022 ($4.5 million for the three months ended March 31, 2021).
(6)Includes capitalized exploration at Mulatos of $nil for the three months ended March 31, 2022 ($nil for the three months ended March 31, 2021).

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Recordable injury frequency rate1,2 of 1.65 in the quarter, a 19% decrease from 2021
•Lost time injury frequency rate1 of 0.09 in the quarter, a 56% decrease from 2021
•Commenced phasing out mandatory COVID-19 testing across Alamos operations
During the first quarter of 2022, the recordable injury frequency rate decreased with 18 recordable injuries, down from 28 in the fourth quarter of 2021. One lost time injury was reported in the quarter, down from three in the fourth quarter of 2021, resulting in an overall decrease to the Company’s lost time injury frequency rate from the previous quarter. Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
The World Health Organization declared COVID-19 a pandemic on March 11, 2020. The Company responded rapidly and proactively and implemented several initiatives to help protect the health and safety of our employees, their families and the communities in which we operate. Specifically, each mine site activated established crisis management plans and developed site-specific plans that have enabled them to meet and respond to changing conditions associated with COVID-19. The Company has adopted the advice of public health authorities and is adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates. During the first quarter of 2022, in close collaboration with medical experts, Alamos began amending its COVID-19 measures to reflect the changing risk profile of the pandemic in each of its operating jurisdictions. Mandatory medical screening and testing is no longer required for full-time employees and contractors, though they remain available on a voluntary basis and for symptomatic personnel.
The following measures remain in place to prevent the potential spread of the COVID-19 virus:
•Testing of personnel on a voluntary basis
•Vaccinations offered to employees at Island Gold and Mulatos given their unique camp set-up
•Training on proper hand hygiene and social distancing
•Remote work options for eligible employees
•Rigid camp and site hygiene protocols
•In addition, since the COVID-19 pandemic began the Company has donated medical supplies and funds to help combat the effects and spread of the virus
COVID 19 - Impact on Operations
Given the significant precautionary measures taken by the Company, and thanks to the dedication of its employees, contractors and stakeholders, operations remain relatively unaffected by COVID-19. All the Company's operations have incurred additional costs related to testing of personnel, lodging and transportation.
Environment
•Zero significant environmental incidents in the first quarter of 2022
•Closure Plan Amendment for the Island Gold Mine approved by the Ontario Government, allowing for the ramp up of Phase III construction activities at Island Gold
•Advanced both federal and provincial permitting for the Lynn Lake Project
•Completed greenhouse gas and energy workshops and site visits at all Alamos operations as part of planning to develop emission reduction targets for the Company
5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Continued Indigenous community engagement, including the signing of a Community Benefits Agreement with the Michipicoten First Nation for Island Gold subsequent to quarter end on April 4, 2022
•Advanced the power line project at the Mulatos and La Yaqui Grande which will connect the operations to grid power and eliminate the need for site diesel power generation, reducing GHG emissions
Six minor spills occurred during the first quarter, including two at Island Gold and four at Mulatos. All spills were immediately cleaned and remediated with no anticipated long-term effects. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
•Recipient of the inaugural Reconciliation Award at the Manitoba Prospectors and Developers Association Gala in recognition of the positive collaboration and engagement between Alamos and Marcel Colomb First Nation with respect to the Lynn Lake Gold Project
•Met with Matarachi community representatives to plan the activities for 2022 following implementation of the Mi Matarachi community development program
•Continued to support local students in Sahuaripa, Matarachi and Hermosillo, Mexico with 180 students supported through the Company’s Scholarship Program
•Made various donations of school and health supplies to local communities in Matarachi, Sahuaripa and Arivechi
Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities, and to offer support during the COVID-19 pandemic. Ongoing investments in local infrastructure, health care, education, cultural and community programs have continued through the COVID-19 pandemic, with appropriate health and safety protocols.
Governance and Disclosure
•Finalized three sustainability standards during the quarter and 25 to date as part of Alamos’ Sustainability Performance Management Framework that addresses governance, health & safety, security, environment and community relations management
•Received independent assurance over the Company’s 2021 Responsible Gold Mining Principles (RGMP) Progress Report
•Advanced development of the Company’s 2021 Environmental, Social and Corporate Governance (ESG) Report, to be published in Q2 2022
Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
(2) The classification of medical treatment injuries was updated retroactive to 1 January 2020 to align with OSHA standards, resulting in changes to previously reported recordable injury rates.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2022 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	185 - 200	125 - 135	130 - 145		440 - 480
Cost of sales, including amortization (in millions)(4)					$610
Cost of sales, including amortization ($ per ounce)(4)					$1,325
Total cash costs ($ per ounce)(1)	$850 - $900	$550 - $600	$1,225 - $1,275	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,190 - $1,240
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,125 - $1,175	$850 - $900	$1,325 - $1,375	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$35 - $40	$5 - $10	—	$90 - $105
Growth capital(1)	$5 - $10	$145 - $160	$50 - $55	$15	$215 - $240
Total Sustaining and Growth Capital(1)	$55 - $65	$180 - $200	$55 - $65	$15	$305 - $345
Capitalized exploration(1)	$4	$20	—	$3	$27
Total capital expenditures and capitalized exploration(1)	$59 - $69	$200 - $220	$55 - $65	$18	$332 - $372
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects (Lynn Lake and Esperanza).
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company continues to deliver on its key long-term objectives including significant progress on its high-return growth projects which are expected to provide important catalysts over the next several months. Construction of La Yaqui Grande is nearing completion with the project on track to achieve initial production in the third quarter of 2022. Given its higher grades and lower cost profile, La Yaqui Grande is expected drive costs significantly lower in the second half of the year.
At Island Gold, the Company achieved a significant permitting milestone with the approval of the Closure Plan Amendment, allowing for ramp up of construction activities on the Phase III expansion. Through ongoing exploration success, Island Gold's Mineral Reserves and Resources have grown to more than five million ounces of high-grade gold. This includes a 37% increase in Mineral Reserves and Resources since the completion of the Phase III expansion study ("Phase III Study") in 2020. This growth and higher-grade additions in proximity to the planned shaft are being incorporated into an optimized mine plan to be released mid-2022 which is expected to highlight a significantly more valuable operation.
The Company provided inaugural three-year production and operating guidance in January 2022, which outlined growing production at significantly lower costs over the 2022 to 2024 period. Refer to the Company’s January 17, 2022 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2022 guidance and three-year production, cost and capital outlook. Production is expected to be between 440,000 and 480,000 ounces of gold in 2022, consistent with 2021, and increase approximately 4% (based on the mid-point of guidance) to between 460,000 and 500,000 ounces in 2023 and 2024. La Yaqui Grade is expected to drive Mulatos and consolidated costs lower in the second half of 2022 and will be a key contributor to an expected 18% decrease in AISC between 2022 and 2024. The Company expects a further increase in production and reduction in costs following the completion of the Phase III expansion at Island Gold in 2025.
7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
First quarter production of 98,900 ounces was in line with guidance and with production expected to increase through the year, the Company remains on track to achieve full year guidance. Production is expected to increase to between 100,000 and 110,000 ounces in the second quarter at similar costs to the first quarter. Production is expected to further increase and costs decrease in the second half of the year with the start of low-cost production from La Yaqui Grande. The Company is managing the impact of industry-wide inflation on input costs such as diesel, cyanide, steel, and labour.
Young-Davidson continues to perform well operating from the new lower mine infrastructure. Mining rates of 8,181 tpd exceeded targeted rates driving strong first quarter production of 51,900 ounces and mine-site free cash flow of $23.2 million. With the solid first quarter performance, Young-Davidson is on track to achieve full year production and cost guidance. Capital spending in 2022 (excluding exploration) is expected to range between $55 and $65 million, a 27% decrease from 2021 with construction of the new life of mine tailings facility (“TIA 1”) completed in the fourth quarter of 2021. The operation generated record mine-site free cash flow of $100 million in 2021, and with a 15 year Mineral Reserve life, Young-Davidson is expected to generate similar mine-site free cash flow in 2022 and over the long term.
Island Gold produced 24,500 ounces in the first quarter with total cash costs and mine-site AISC above annual guidance reflecting lower grades mined due to mine sequencing. Consistent with annual guidance, grades mined are expected to increase through the remainder of year driving production higher and costs lower. Capital spending at Island Gold (excluding exploration) is expected to increase to between $180 and $200 million in 2022, reflecting the ramp up of construction activities on the Phase III expansion following the approval of the Closure Plan Amendment in March.
The exploration budget for Island Gold in 2022 of $22 million will follow up on the successful drilling campaign in 2021 that drove an 8% increase in high-grade Mineral Reserves and Resources to 5.1 million ounces of gold. Since the completion of the Phase III Study, Mineral Reserves and Resources have increased 37%, or 1.4 million ounces demonstrating the significant growth in size and value of operation. This ongoing growth will be incorporated into an optimized mine plan to be released mid-2022.
Combined production from the Mulatos District totaled 22,500 ounces in the first quarter, in line with first half guidance. With the start of production from La Yaqui Grande in the third quarter and increasing grades from the El Salto portion of the Mulatos pit, approximately 65% of 2022 production is expected in the second half of the year at substantially lower costs. As previously disclosed, total cash costs and mine-site AISC are expected to be well above annual guidance during the first half of 2022 and trend significantly lower during the second half of the year, driven by low-cost production from La Yaqui Grande. Capital spending is expected to total $55 to $65 million in 2022 with the majority being growth capital to complete construction of La Yaqui Grande, which remains on track to achieve initial production in the third quarter of 2022.
The total capital budget for Lynn Lake in 2022 is $14 million, including $11 million for development activities and $3 million for exploration. Development activities in 2022 remain focused on environmental work in support of permitting, detailed engineering and other site access upgrades. The approval of the Environmental Impact Statement (“EIS”) for the project is expected in the second half of 2022 following which the Company expects to make a construction decision.
A total of $40 million has been budgeted for exploration in 2022 with Island Gold continuing to account for the largest portion of the budget at $22 million, followed by $7 million at Mulatos, $5 million at Young-Davidson and $3 million at Lynn Lake. This follows a successful 2021 program with Mineral Reserves more than replaced at all three operations. This drove a 4% increase in Mineral Reserves to 10.3 million ounces of gold with grades also increasing 5% reflecting higher grade increases at Island Gold and Mulatos.
The Company's liquidity position remains strong, ending the first quarter with $124.2 million of cash and cash equivalents, $21.6 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $624.2 million. Combined with strong ongoing cash flow generation, the Company's high-return internal growth initiatives are fully funded, with the capacity to increase production by more than 60% and reduce AISC by over 30% by 2025.
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
First Quarter 2022 Results
Young-Davidson Financial and Operational Review

	Three Months Ended March 31,
	2022	2021
Gold production (ounces)	51,900	48,000
Gold sales (ounces)	51,525	48,022
Financial Review (in millions)
Operating Revenues	$96.8	$86.1
Cost of sales (1)	$64.6	$62.0
Earnings from operations	$105.4	$38.1
Cash provided by operating activities	$45.9	$44.2
Capital expenditures (sustaining) (2)	$10.4	$9.5
Capital expenditures (growth) (2)	$11.3	$11.4
Capital expenditures (capitalized exploration) (2)	$1.0	$1.0
Mine-site free cash flow (2)	$23.2	($0.4)
Cost of sales, including amortization per ounce of gold sold (1)	$1,254	$1,491
Total cash costs per ounce of gold sold (2)	$840	$873
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,044	$1,075
Underground Operations
Tonnes of ore mined	736,304	701,162
Tonnes of ore mined per day	8,181	7,791
Average grade of gold (4)	2.37	2.25
Metres developed	3,246	3,352
Mill Operations
Tonnes of ore processed	737,728	733,221
Tonnes of ore processed per day	8,197	8,147
Average grade of gold (4)	2.38	2.23
Contained ounces milled	56,470	52,536
Average recovery rate	90%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 51,900 ounces of gold in the first quarter of 2022, an 8% increase from the prior year period reflecting higher tonnes and grades mined and processed.
Underground mining rates continued to perform extremely well, averaging 8,181 tpd in the quarter, leading to the third consecutive quarter in which mining rates have exceeded the targeted rate of 8,000 tpd. Grades mined averaged 2.37 g/t Au, slightly above annual guidance of between 2.15 and 2.35 g/t Au. Grades mined are expected to be consistent with annual guidance through the remainder of the year.
Mill throughput averaged 8,197 tpd in the first quarter at an average grade of 2.38 g/t Au, consistent with tonnes and grades mined. Mill recoveries averaged 90% in the quarter, in line with guidance and the prior year period.
Financial Review
First quarter revenues of $96.8 million were 12% higher than the prior year period driven by more ounces sold and a higher realized gold price.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $64.6 million in the first quarter were higher than the prior year period, due to increased underground mining rates, partially offset by lower unit mining costs. Underground unit mining costs were CAD $46 per tonne in the quarter, an improvement from the prior year driven by economies of scale from higher mining rates.
9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Total cash costs of $840 per ounce in the first quarter were 4% lower than the prior year period driven by higher grades processed and lower mining costs per tonne. Mine-site AISC of $1,044 per ounce in the first quarter were 3% lower than the prior year period, consistent with the lower total cash costs.
Capital expenditures in the quarter included $10.4 million of sustaining capital and $11.3 million of growth capital, including $8.2 million of payments related to growth capital projects from 2021. In addition, $1.0 million was invested in capitalized exploration in the quarter.
Young-Davidson has consistently met or exceeded expectations since transitioning to the lower mine infrastructure in mid-2020, driving production higher, and achieving significant free cash flow growth. This included mine-site free cash flow of $23.2 million in the first quarter, net of a significant reduction in working capital.

10 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Island Gold Financial and Operational Review

	Three Months Ended March 31,
	2022	2021
Gold production (ounces)	24,500	42,200
Gold sales (ounces)	23,368	39,882
Financial Review (in millions)
Operating Revenues	$43.7	$71.5
Cost of sales (1)	$24.2	$29.1
Earnings from operations	$18.9	$41.8
Cash provided by operating activities	$27.4	$55.5
Capital expenditures (sustaining) (2)	$7.8	$10.6
Capital expenditures (growth) (2) (5)	$20.5	$12.3
Capital expenditures (capitalized exploration) (2)	$5.1	$4.5
Mine-site free cash flow (2)	($6.0)	$101.4
Cost of sales, including amortization per ounce of gold sold (1)	$1,036	$801
Total cash costs per ounce of gold sold (2)	$745	$466
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,083	$732
Underground Operations
Tonnes of ore mined	102,989	103,276
Tonnes of ore mined per day ("tpd")	1,144	1,148
Average grade of gold (4)	8.35	13.29
Metres developed	1,439	1,951
Mill Operations
Tonnes of ore processed	100,649	109,285
Tonnes of ore processed per day	1,118	1,214
Average grade of gold (4)	8.14	13.03
Contained ounces milled	26,327	45,784
Average recovery rate	96%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of $1.4 million for the three months ended March 31, 2022 ($2.1 million for the three months ended March 31, 2021).

Island Gold produced 24,500 ounces in the first quarter of 2022, a decrease from the prior year period reflecting lower grades mined and processed, and lower mill throughput. Consistent with full year guidance, grades are expected to increase driving production higher through the remainder of the year.
Underground mining rates averaged 1,144 tpd in the first quarter, with grades averaging 8.35 g/t Au. Grades mined were lower than annual guidance due to planned mine sequencing and are expected to increase in the second quarter and through the remainder of the year, consistent with full year guidance.
Mill throughput averaged 1,118 tpd, 7% below annual guidance of 1,200 tpd and the prior year period, reflecting temporary ore handling challenges at surface due to freezing in the ore bins during January and February. Milling rates improved in March and are expected to average 1,200 tpd for the year. Mill recoveries averaged 96% in the quarter, consistent with annual guidance and the prior year period.
Financial Review
Island Gold generated revenues of $43.7 million in the first quarter, a 39% decrease compared to the prior year period, reflecting 41% less ounces sold, partially offset by higher realized gold prices.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $24.2 million in the first quarter were 17% lower than the prior year period, reflecting lower tonnes processed and lower amortization
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TRADING SYMBOL: TSX:AGI NYSE:AGI
charges. Amortization expense on a per ounce basis has decreased compared to the prior year given the increase in Mineral Reserve and Resource inventory at Island Gold.
Total cash costs of $745 per ounce in the first quarter were significantly higher than the prior year period, due to lower grades processed, and higher mining costs. Mine-site AISC of $1,083 per ounce in the first quarter were 48% higher than in the prior year reflecting higher total cash costs, and the impact of lower sales on sustaining capital spending. Both total cash costs and mine-site AISC are expected to decrease through the rest of the year reflecting higher grades mined.
Total capital expenditures were $33.4 million in the first quarter, including $5.1 million of capitalized exploration. Spending was focused on lateral development, engineering and early procurement for the Phase III expansion project, and surface infrastructure. Capital spending is expected to increase starting in the second quarter reflecting the ramp up of construction activities following the approval of the Closure Plan Amendment in March.
Island Gold generated negative mine-site free cash flow of $6.0 million in the first quarter, inclusive of all capital spending on the Phase III expansion and exploration. At current gold prices, Island Gold is expected to largely self finance the Phase III expansion capital spending in 2022.

12 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Mulatos Financial and Operational Review

	Three Months Ended March 31,
	2022	2021
Gold production (ounces)	22,500	35,600
Gold sales (ounces)	23,573	38,578
Financial Review (in millions)
Operating Revenues	$44.0	$69.8
Cost of sales (1)	$46.7	$48.2
(Loss) earnings from operations	($4.3)	$19.8
Cash (used) provided by operating activities	($11.4)	$9.9
Capital expenditures (sustaining) (2)	$4.3	$3.5
Capital expenditures (growth) (2) (7)	$21.7	$15.3
Mine-site free cash flow (2)	($37.4)	($23.6)
Cost of sales, including amortization per ounce of gold sold (1)	$1,981	$1,127
Total cash costs per ounce of gold sold (2)	$1,570	$915
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,782	$1,039
Open Pit Operations
Tonnes of ore mined - open pit (4)	613,813	910,953
Total waste mined - open pit (6)	1,972,552	2,461,923
Total tonnes mined - open pit	2,586,365	3,372,876
Waste-to-ore ratio (operating)	1.60	1.09
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,741,483	1,833,786
Average grade of gold processed (5)	0.73	0.93
Contained ounces stacked	40,852	54,723
Average recovery rate	55%	59%
Ore crushed per day (tonnes) - combined	19,300	20,300
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter but excludes ore tonnes mined during the construction period at La Yaqui Grande.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping, but excludes tonnes mined during the construction period at La Yaqui Grande.
(7)Includes a draw down of capital advances of $1.4 million for the three months ended March 31, 2022 ($14.7 million of advances for the three months ended March 31, 2021).
Mulatos produced 22,500 ounces in the first quarter, lower than the prior year period though consistent with first half 2022 guidance of between 45,000 and 50,000 ounces. Initial production from La Yaqui Grande in the third quarter and higher grades from El Salto are expected drive production substantially higher in the second half of the year to between 85,000 and 95,000 ounces.
Ore mined in the first quarter decreased compared to the prior year period, with mining activities within the main Mulatos pit focused on completing pre-stripping of the El Salto portion of the pit. With pre-stripping of El Salto nearing completion, ore mined from the Mulatos pit is expected to increase through the remainder of the year. Total tonnes mined of 2,586,365 is exclusive of pre-stripping activities at La Yaqui Grande, where an additional 5.9 million tonnes of waste and 0.2 million tonnes of ore was mined in the quarter.
Total crusher throughput in the first quarter averaged 19,300 tpd for a total of 1,741,483 tonnes stacked at a grade of 0.73 g/t Au. Tonnes stacked in the quarter exceeded tonnes mined due to the processing of surface stockpiles which comprised the majority of tonnes stacked in the first quarter. Surface stockpiles are expected to comprise the majority of ore stacked in the second quarter, but will decrease substantially in the second half of the year as mining of higher grade ore from El Salto ramps up. Combined with the start of production from La Yaqui Grande, gold production is expected to increase significantly in the second half of 2022 at substantially lower costs.
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Consistent with the second half of 2021, the increased proportion of stockpiles stacked in the quarter, combined with stacking on higher lifts of the leach pad, resulted in a longer than anticipated leach cycle which contributed to a lower recovery rate of 55%.
Financial Review
Revenues of $44.0 million in the first quarter were lower than the prior year period driven by fewer ounces sold, partially offset by higher realized gold prices.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $46.7 million in the first quarter were lower than in the comparative period, primarily due to a lower number of ounces sold, which drove lower mining and processing and amortization charges, partially offset by higher processing costs related to surface stockpiles. Amortization per ounce was higher in the quarter given the impact of straight line depreciation on lower sales in the quarter.
Total cash costs of $1,570 per ounce were higher than in the prior year period as a result of less tonnes stacked, and an increasing proportion of surface stockpiles processed which carry a higher cost per ounce given increased reagent consumption. The surface stockpiles also include historical inventory costs of approximately $150 per ounce, which were incurred in previous years when these tonnes were mined. Mine-site AISC of $1,782 per ounce in the quarter were higher than in the prior year period, consistent with the increase in total cash costs, and include sustaining capital related to the pre-stripping activities at El Salto. Total cash costs are expected to remain at similar levels in the second quarter of 2022, but will decrease starting in the second half of the year with the start of low cost production from La Yaqui Grande.
Capital spending totaled $26.0 million in the first quarter, of which $4.3 million was sustaining capital primarily related to capitalized stripping at El Salto. Growth capital of $21.7 million related to construction activities at La Yaqui Grande. Given the significant level of spending on La Yaqui Grande and a build up of leach pad inventory, Mulatos generated negative mine-site free cash flow of $37.4 million in the quarter. With the completion of La Yaqui Grande in the third quarter, Mulatos is expected to generate significant mine site free cash flow in the second half of the year.

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TRADING SYMBOL: TSX:AGI NYSE:AGI
First Quarter 2022 Development Activities
Island Gold (Ontario, Canada)
Phase III Expansion Study
On July 14, 2020 the Company reported results of the positive Phase III Study conducted on its Island Gold mine. Based on the results of the study, the Company is proceeding with an expansion of the operation to 2,000 tpd. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in Mineral Reserves and Resources. The Phase III expansion is expected to drive average annual gold production to 236,000 ounces per year upon completion of the shaft in 2025, representing a nearly 70% increase from 2021 production. This is also expected to reduce total cash costs to an average of $403 per ounce and mine-site all-in sustaining costs to $534 per ounce.
The Phase III Study was based on Mineral Reserves and Resources at Island Gold as of December 31, 2019 and does not include the significant growth subsequent to the study. This includes a 37%, or 1.4 million ounce increase in combined Mineral Reserves and Resources which now total 5.1 million ounces of gold. As a result, the Company is working on an updated Phase III expansion mine plan that will incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan which is expected to enhance already attractive economics and the value of the operation. The updated study is expected to be completed by mid-2022.
In March 2022, the Closure Plan Amendment for the Island Gold Mine was approved by the Ontario Government. The filing of the Closure Plan Amendment by the Ontario Government allows for the commencement of construction activities. A groundbreaking ceremony was held on site on April 11, 2022, and was attended by Carol Hughes, Member of Parliament, Greg Rickford, Ontario Minister of Northern Development, Mines, Natural Resources and Forestry and and Minister of Indigenous Affairs, Todd Smith, Ontario Minister of Energy, Michael Mantha, Member of Provincial Parliament, Beverly Nantel, Mayor of Dubreuilville, as well as other municipal government representatives, Indigenous partners, and other key stakeholders.
During the first quarter, the Company was focused on detailed engineering of the shaft and associated infrastructure, including the hoisting plant and surface civil works, as well as the paste plant. Contract tendering and awarding remains ongoing, with significant contracts signed for the shaft sinking and headworks, shaft site surface works, and steel supply and fabrication. Second quarter activities will include clearing and site preparation of the shaft area, with the pre-sink of the shaft expected to begin in July 2022.
During the first quarter of 2022, the Company spent $20.5 million on growth capital consisting of surface infrastructure, capital development, detailed engineering and permitting activities.
Mulatos District (Sonora, Mexico)
La Yaqui Grande
On July 28, 2020, the Company reported results of an internal study completed on its fully permitted La Yaqui Grande project located in the Mulatos District in Sonora, Mexico. La Yaqui Grande is located approximately seven kilometres (straight line) from the existing Mulatos operation and adjacent to the past producing La Yaqui Phase I operation. As with La Yaqui Phase I, La Yaqui Grande is being developed with an independent heap leach pad and crushing circuit.
La Yaqui Grande is expected to produce an average of 123,000 ounces of gold per year starting in the third quarter of 2022, and significantly reduce the Mulatos District mine-site AISC. This is expected to decrease even further in 2023 as higher cost production from the main Mulatos operation is displaced with lower-cost production from La Yaqui Grande.
Construction activities progressed well in the first quarter of 2022, with the project construction 90% complete and on schedule to achieve initial production in the third quarter of 2022.
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First quarter highlights at La Yaqui Grande included:
•5.9 million tonnes of waste and 0.2 million tonnes of ore mined during the quarter, with mining rates averaging 67,000 tpd for the period;
•Primary crusher was commissioned during the quarter, with the secondary and tertiary crushers on track for commissioning in the second quarter;
•Agglomeration system substantially complete;
•Heap leach construction over 90% complete;
•Pregnant and barren ponds construction complete;
•Carbon columns and ADR plant construction 95% complete;
•Lime silos and filter press for the water treatment plant on site, with concrete works ongoing
•Over 16,000 contained ounces of gold have been mined to date, with stacking and leaching of ore expected to start in June
Construction of La Yaqui Grande commenced in the fourth quarter of 2020. Including $21.7 million spent in the first quarter of 2022, total spending to date is approximately $131 million (including capital advances). In addition, the Company has inventoried $1.5 million of mining costs related to ore mined during the construction period, which will be expensed when gold is produced.
La Yaqui Grande - Pit

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La Yaqui Grande - Crusher area
La Yaqui Grande - Crusher and leach pad area
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TRADING SYMBOL: TSX:AGI NYSE:AGI
La Yaqui Grande - Leach pad
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site AISC of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). During the second quarter of 2020, the Company filed the Environmental Impact Statement ("EIS") with the federal government. Approval of the EIS is expected in the second half of 2022 following which the Company expects to make a construction decision.
Development spending (excluding exploration) was $2.6 million in the first quarter of 2022 to support the ongoing permitting process and engineering.
Kirazlı (Çanakkale, Turkey)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Turkey for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Turkey. The claim was filed under the Netherlands-Turkey Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Turkey registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
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TRADING SYMBOL: TSX:AGI NYSE:AGI
In its effort to secure the renewal of its mining licenses, the Company has attempted to work cooperatively with the Turkish government, has raised with the Turkish government its obligations under the Treaty, has sought to resolve the dispute by good faith negotiations, and has made considerable effort to build support among stakeholders and host communities. The Turkish government has failed to provide the Company with a reason for the non-renewal of its licenses.
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Turkey and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Turkey.
The Company incurred $0.7 million in the first quarter related ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
First Quarter 2022 Exploration Activities
Island Gold (Ontario, Canada)
Island Gold had another successful year of exploration in 2021, achieving a significant milestone with its high-grade Mineral Reserve and Resource increasing to 5.1 million ounces across all categories, net of mining depletion.
A total of $22 million has been budgeted for surface and underground exploration at Island Gold in 2022. The exploration focus remains on defining additional near mine Mineral Resources across the Island Gold Main Zone (Island Main, West, and East), as well as advancing and evaluating several regional targets. This includes 30,000 metres (“m”) of surface directional drilling, 30,000 m of underground exploration drilling, and 480 m of underground exploration drift development to extend drill platforms on the 620, 840, and 980-levels.
A regional exploration program including 6,500 m of drilling is also budgeted in 2022. The focus will be on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,524-hectare Island Gold property.
Four diamond drill rigs continued operating in the first quarter focused on the surface directional exploration program. Three underground regular exploration diamond drills operated in the quarter.
Surface exploration drilling
A total of 4,086 m of surface directional drilling was completed in eleven holes during the first quarter. Surface directional drilling targeted areas peripheral to the Inferred Mineral Resource block in the Island East area between 1,400 m and 1,750 m below surface with drill hole spacing ranging from 75 m to 100 m.
Underground exploration drilling
During the first quarter of 2022, a total of 6,714 m of standard underground exploration drilling was completed in twenty-four holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 145 m of underground exploration drift development was also completed during the first quarter of 2022.
Total exploration expenditures during the first quarter were $5.7 million, of which $5.1 million was capitalized.
Young-Davidson (Ontario, Canada)
The 2021 drill program represented the first significant exploration campaign at Young-Davidson since 2011, given the focus of the last several years on completing the lower mine expansion. Through a successful delineation drilling program, Mineral Reserves were more than replaced, increasing 5% to 3.4 million ounces (43.7 mt grading 2.42 g/t Au) at the end of 2021, and extending Young-Davidson's Mineral Reserve life to 15 years.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
A total $5 million has been budgeted for exploration at Young-Davidson in 2022. The focus will be following up on the success in the 2020 and 2021 programs which extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit.
The 2022 program includes 21,600 m of underground exploration drilling, and 500 m of underground exploration development to extend drill platforms on the 9220, 9095, and 9025-levels. The focus of the underground exploration drilling program will be to expand Mineral Resources in six target areas that have been identified within proximity to existing underground infrastructure.
In addition, 3,500 m of surface drilling is planned to test near-surface targets across the 5,587 hectare Young-Davidson Property.
Underground exploration drilling during the first quarter was focused on four targets with 2,325 m completed in five holes. Drilling from the 8960-level exploration drill bay established in the lower mine infrastructure tested to the west and down-plunge of existing Mineral Reserves and Resources with two drill holes completed in the first quarter. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. A second underground drill completed two holes from the 9710-level, testing along strike to the east of existing Mineral Reserves and Resources. In addition, one hole was completed in the 9220 West exploration drift testing down-plunge of the existing Mineral Reserves and Resources.
A total of 4,424 m of surface exploration drilling was completed in fourteen holes, testing several near-surface regional targets.
Exploration spending totaled $2.6 million of which $1.0 million was capitalized in the first quarter 2022.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration continues to follow up on near-mine opportunities at Puerto del Aire, as well as several earlier stage prospects throughout the wider district.
During the first quarter of 2022, exploration activities continued at Puerto del Aire with 314 m of drilling completed in two drill holes. Drilling at Puerto del Aire in 2021 was successful in establishing a new underground Mineral Reserve at Mulatos, consisting of 0.4 million ounces of gold (2.8 mt grading 4.67 g/t Au) as at December 31, 2021. The focus in 2022 is on evaluating opportunities to expand the Mineral Reserve. The higher-grade ore from Puerto del Aire is expected to be processed through the existing mill at Mulatos. Ongoing exploration results will be incorporated into an updated development plan which is expected to be finalized over the next year.
Drilling also commenced late in the first quarter at the Carricito project with 73 m completed in the first hole. At Refugio, 984 m of drilling was completed in four holes testing extensions to gold mineralization intersected in drilling completed in 2017. Drilling also continued at the El Halcon targets with three drill holes completed totaling 1,264 m.
A total of $7 million has been budgeted at Mulatos for exploration in 2022. This includes 15,000 m of drilling focused on regional targets including Carricito, and Halcon, Halcon West, and Refugio.
During the first quarter, the Company incurred $1.6 million of exploration spending, which was expensed.
Lynn Lake (Manitoba, Canada)
During the first quarter of 2022, sixteen holes totaling 4,398 m was completed at the Gordon and Burnt Timber deposits as well as at the Maynard target.
Planning and targeting is also underway with the objective of advancing a pipeline of prospective regional exploration targets in the upcoming field season. This includes follow-up exploration drilling at Tulune, a new greenfields discovery in 2021.
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A total of $3 million has been budgeted for exploration at Lynn Lake in 2022. This includes 5,000 m of drilling focused on continuing to test exploration targets in proximity to the Gordon and MacLellan deposits with the goal of adding to Mineral Resources. The exploration program will also further evaluate the Burnt Timber and Linkwood deposits, including defining and testing exploration targets at both deposits. The Burnt Timber and Linkwood deposits contained Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44 million tonnes) as of December 31, 2021 and represent potential upside to the 2017 Feasibility Study.
Exploration spending totaled $1.6 million in the first quarter of which all was capitalized.
Review of First Quarter Financial Results
During the first quarter of 2022, the Company sold 98,466 ounces of gold for revenues of $184.5 million, a 19% decrease from the prior year period driven by less ounces sold, partially offset by higher realized gold prices.
The average realized gold price in the first quarter was $1,874 per ounce, a 4% increase compared to $1,798 per ounce realized in the prior year period. The average realized gold price was slightly below the London PM Fix price for the quarter of $1,877 per ounce.
Cost of sales were $135.5 million in the first quarter, 3% lower than the prior year period.
Mining and processing costs were $95.4 million, 3% higher than the prior year period. The increase was primarily related to higher processing costs at Mulatos related to stockpiled ore.
Consolidated total cash costs of $992 per ounce and AISC of $1,360 per ounce in the quarter were both higher compared to the prior year period due to lower grades mined at Island Gold and higher processing costs for stockpiled ore at Mulatos, partially offset by lower unit mining costs and higher grades at Young-Davidson.
Royalty expense was $2.3 million in the quarter, lower than the prior year period of $3.1 million due to lower ounces sold in the period.
Amortization of $37.8 million in the quarter was lower than the prior year period due to less ounces sold. Amortization of $384 per ounce was lower than guidance, but is expected to increase in future quarters as production from El Salto and La Yaqui Grande increase, which carry a higher amortization per ounce charge.
During the first quarter, the Company entered into a binding agreement to sell the Esperanza Gold Project, which closed in April 2022. In accordance with the Company's accounting policies, the project is required to be disclosed as held for sale and recorded at the accounting fair value.
Total proceeds for the project are up to $60.0 million, including $39.0 million of contingent payments. The determination of the fair value of such contingent consideration requires the Company to make certain assumptions and estimates in relation to future events based on the current understanding of the facts and circumstances. The completion of each milestone and the related payments are subject to uncertainty.
As a result, the Company incurred an impairment charge of $38.2 million ($26.7 million after tax) for the three months ended March 31, 2022. The non-cash impairment charge reflects the excess of the net carrying value of Esperanza compared to the accounting fair value of consideration received. Refer to note 7 of the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 for further details.
The Company recognized a loss from operations of $5.7 million in the quarter, a significant decrease from the prior year period as a result of the non-cash impairment charge on the sale of Esperanza, as well as less ounces sold in the period.
The Company reported a net loss of $8.5 million in the quarter, compared to net earnings of $51.2 million in the prior year period. The decrease in net earnings from the prior year period is mainly driven by the non-cash impairment charge related to the sale of Esperanza. On an adjusted basis, earnings in the first quarter of 2022 were $18.0 million, or $0.05 per share.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended March 31, 2022 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2022 Results Conference Call
The Company's senior management will host a conference call on Thursday, April 28, 2022 at 11:00 am ET to discuss the first quarter 2022 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 406-0743
Toll free (Canada and the United States):         (800) 898-3989
Participant passcode:                    3604114#
Webcast:                         www.alamosgold.com
A playback will be available until May 29, 2022 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The passcode is 2079662#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "believe", "anticipate", "intend", "estimate", “potential”, “on track”, "forecast", "budget", “target”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
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Such statements include, but may not be limited to, information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance,; weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Turkey; the duration of regulatory responses to the COVID-19 pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Turkey by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase III Expansion Project at the Island Gold mine; construction delays at the La Yaqui Grande project; delays in permitting, construction decisions and any development of the Lynn Lake project; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Turkey, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Turkey. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Turkey may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Turkey and its ability to operate in Turkey. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Turkey, or even retaining control of its assets and gold mining projects in Turkey, can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Turkey which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Turkey, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors affecting that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”,
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“Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
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•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
Three Months Ended March 31,
	2022	2021
Net (loss) earnings	($8.5)	$51.2
Adjustments:
Impairment charge, net of taxes	26.7	—
Foreign exchange loss	—	0.2
Other loss	7.4	—
Unrealized foreign exchange gain recorded in deferred tax expense	(5.8)	(2.5)
Other income tax and mining tax adjustments	(1.8)	0.2
Adjusted net earnings	$18.0	$49.1
Adjusted earnings per share - basic and diluted	$0.05	$0.13
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2022	2021
Cash flow from operating activities	$46.5	$99.3
Add: Changes in working capital and cash taxes	24.4	20.3
Cash flow from operating activities before changes in working capital and cash taxes	$70.9	$119.6
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be
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comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2022	2021
Cash flow from operating activities	$46.5	$99.3
Less: mineral property, plant and equipment expenditures (1)	(87.3)	(72.6)
Less: capital advances	—	(16.8)
Company-wide free cash flow	($40.8)	$9.9
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2022	2021
(in millions)
Cash flow from operating activities	$46.5	$99.3
Add: operating cash flow used by non-mine site activity	15.4	10.3
Cash flow from operating mine-sites	$61.9	$109.6

Mineral property, plant and equipment expenditure [1]	$87.3	$72.6
Capital advances	—	16.8
Less: capital expenditures from development projects, and corporate	(5.2)	(4.5)
Capital expenditure and capital advances from mine-sites	$82.1	$84.9

Total mine-site free cash flow	($20.2)	$24.7

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2022	2021
(in millions)
Cash flow from operating activities	$45.9	$44.2
Mineral property, plant and equipment expenditure	(22.7)	(21.9)
Mine-site free cash flow	$23.2	$22.3

Island Gold Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2022	2021
(in millions)
Cash flow from operating activities	$27.4	$55.5
Mineral property, plant and equipment expenditure [1]	(32.0)	(27.4)
Capital advances	(1.4)	(2.1)
Mine-site free cash flow	($6.0)	$26.0

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2022	2021
(in millions)
Cash flow from operating activities	($11.4)	$9.9
Mineral property, plant and equipment expenditure	(27.4)	(18.8)
Capital advances	1.4	(14.7)
Mine-site free cash flow	($37.4)	($23.6)

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.
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Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$95.4	$92.7
Royalties	2.3	3.1
Total cash costs	97.7	95.8
Gold ounces sold	98,466	126,482
Total cash costs per ounce	$992	$757

Total cash costs	$97.7	$95.8
Corporate and administrative(1)	6.1	6.1
Sustaining capital expenditures(2)	22.5	23.6
Share-based compensation	6.3	2.8
Sustaining exploration	0.6	1.3
Accretion of decommissioning liabilities	0.7	0.7
Total all-in sustaining costs	$133.9	$130.3
Gold ounces sold	98,466	126,482
All-in sustaining costs per ounce	$1,360	$1,030
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended March 31,
	2022	2021
(in millions)
Capital expenditures per cash flow statement	$87.3	$72.6
Less: non-sustaining capital expenditures at:
Young-Davidson	(12.3)	(12.4)
Island Gold	(24.2)	(15.3)
Mulatos	(23.1)	(16.8)
Corporate and other	(5.2)	(4.5)
Sustaining capital expenditures	$22.5	$23.6

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$41.7	$40.6
Royalties	1.6	1.3
Total cash costs	$43.3	$41.9
Gold ounces sold	51,525	48,022
Total cash costs per ounce	$840	$873

Total cash costs	$43.3	$41.9
Sustaining capital expenditures	10.4	9.5
Accretion of decommissioning liabilities	0.1	0.2
Total all-in sustaining costs	$53.8	$51.6
Gold ounces sold	51,525	48,022
Mine-site all-in sustaining costs per ounce	$1,044	$1,075

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Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$16.9	$17.2
Royalties	0.5	1.4
Total cash costs	$17.4	$18.6
Gold ounces sold	23,368	39,882
Total cash costs per ounce	$745	$466

Total cash costs	$17.4	$18.6
Sustaining capital expenditures	7.8	10.6
Accretion of decommissioning liabilities	0.1	—
Total all-in sustaining costs	$25.3	$29.2
Gold ounces sold	23,368	39,882
Mine-site all-in sustaining costs per ounce	$1,083	$732

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$36.8	$34.9
Royalties	0.2	0.4
Total cash costs	$37.0	$35.3
Gold ounces sold	23,573	38,578
Total cash costs per ounce	$1,570	$915

Total cash costs	$37.0	$35.3
Sustaining capital expenditures	4.3	3.5
Sustaining exploration	0.2	0.8
Accretion of decommissioning liabilities	0.5	0.5
Total all-in sustaining costs	$42.0	$40.1
Gold ounces sold	23,573	38,578
Mine-site all-in sustaining costs per ounce	$1,782	$1,039

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
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The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2022	2021
Net earnings (loss)	($8.5)	$51.2
Add back:
Impairment charge	38.2	—
Finance expense	1.2	1.0
Amortization	37.8	43.5
Deferred income tax expense	(6.5)	18.0
Current income tax expense	0.7	5.9
EBITDA	$62.9	$119.6
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2022	December 31, 2021
A S S E T S
Current Assets
Cash and cash equivalents	$124.2	$172.5
Equity securities	21.6	23.9
Amounts receivable	27.7	31.1
Income taxes receivable	9.3	8.7
Inventory	213.1	199.0
Other current assets	23.7	24.2
Assets held for sale	54.6
Total Current Assets	474.2	459.4

Non-Current Assets
Long-term inventory	8.3	10.6
Mineral property, plant and equipment	3,051.4	3,108.5
Other non-current assets	43.5	43.0
Total Assets	$3,577.4	$3,621.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$133.0	$157.4
Liabilities held for sale	16.3	—
Total Current Liabilities	149.3	157.4

Non-Current Liabilities
Deferred income taxes	602.0	623.2
Decommissioning liabilities	103.4	102.8
Other non-current liabilities	2.5	2.5
Total Liabilities	857.2	885.9

E Q U I T Y
Share capital	$3,695.0	$3,692.9
Contributed surplus	88.7	89.5
Accumulated other comprehensive income	3.5	1.9
Deficit	(1,067.0)	(1,048.7)
Total Equity	2,720.2	2,735.6
Total Liabilities and Equity	$3,577.4	$3,621.5

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ALAMOS GOLD INC.
Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended
	March 31,	March 31,
	2022	2021
OPERATING REVENUES	$184.5	$227.4

COST OF SALES
Mining and processing	95.4	92.7
Royalties	2.3	3.1
Amortization	37.8	43.5
	135.5	139.3
EXPENSES
Exploration	4.1	2.9
Corporate and administrative	6.1	6.1
Share-based compensation	6.3	2.8
Impairment charge on assets held for sale	38.2	—
	190.2	151.1
(LOSS) EARNINGS FROM OPERATIONS	(5.7)	76.3

OTHER EXPENSES
Finance expense	(1.2)	(1.0)
Foreign exchange loss	—	(0.2)
Other loss	(7.4)	—
(LOSS) EARNINGS FROM OPERATIONS	($14.3)	$75.1

INCOME TAXES
Current income tax expense	(0.7)	(5.9)
Deferred income tax recovery (expense)	6.5	(18.0)
NET (LOSS) EARNINGS	($8.5)	$51.2

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	3.2	(1.1)
Net change in fair value of fuel hedging instruments, net of taxes	0.9	0.2
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(2.5)	0.2
Total other comprehensive (loss) income	$1.6	($0.7)
COMPREHENSIVE (LOSS) INCOME	($6.9)	$50.5

(LOSS) EARNINGS PER SHARE
– basic	($0.02)	$0.13
– diluted	($0.02)	$0.13
Weighted average number of common shares outstanding (000's)
– basic	391,913	392,776
– diluted	391,913	395,958

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ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2022	2021
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net (loss) earnings for the period	($8.5)	$51.2
Adjustments for items not involving cash:
Amortization	37.8	43.5
Impairment charge on assets held for sale	38.2	—
Foreign exchange loss	—	0.2
Current income tax expense	0.7	5.9
Deferred income tax (recovery) expense	(6.5)	18.0
Share-based compensation	6.3	2.8
Finance expense	1.2	1.0
Other items	1.7	(3.0)
Changes in working capital and taxes paid	(24.4)	(20.3)
	46.5	99.3
INVESTING ACTIVITIES
Mineral property, plant and equipment	(87.3)	(72.6)
Capital advances	—	(16.8)
Proceeds from disposition of equity securities	—	20.7
Investment in equity securities	—	(3.1)
	(87.3)	(71.8)
FINANCING ACTIVITIES
Dividends paid	(8.7)	(8.6)
Proceeds from the exercise of options	0.7	—
Repurchase and cancellation of common shares	—	(1.5)
	(8.0)	(10.1)
Effect of exchange rates on cash and cash equivalents	0.5	0.3
Net (decrease) increase in cash and cash equivalents	(48.3)	17.7
Cash and cash equivalents - beginning of period	172.5	220.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$124.2	$238.2

33 | Alamos Gold Inc